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                                                                    Exhibit 99.1


BERKELEY, Calif., March 18 /PRNewswire/ -- Flipside, Inc. today announced it will provide a subsequent offering period of three days in its $3.00 per share cash tender offer for all the outstanding shares of common stock of Uproar Inc. (Nasdaq: UPRO; EASDAQ: UPRO/UPROrs). The subsequent offering period begins Monday, March 19, 2001 at 9:00 a.m. EST, and expires at 5:00 p.m. EST, on Wednesday, March 21, 2001. The subsequent offering period is intended to allow Flipside time to confirm its acquisition of at least 90 percent of the outstanding shares of Uproar common stock. The offer initially expired at 11:59 p.m. EST, on March 16, 2001.

To date, 20,969,518 shares of Uproar common stock have been tendered, representing about 45.177% of the outstanding shares. Notices of Guaranteed Delivery have been submitted for another 21,738,797 shares, which if delivered, would account for a total of approximately 46.835% of the outstanding shares.

Following successful completion of the tender offer, Flipside intends for Uproar to become a wholly owned subsidiary. The terms of the offer and other relevant information are available through public filings made by Flipside and Uproar at http://www.sec.gov (http://www.sec.gov)

The information agent for the tender offer is Georgeson Shareholder Communications Inc. For additional information please contact Georgeson Shareholder Communications Inc. at (800) 223-2064.

Flipside, Inc., a subsidiary of Vivendi Universal Publishing and VivendiNet, is headquartered in Berkeley, CA, with offices in Frankfurt, London and Paris. Flipside, Inc. is a leading worldwide interactive entertainment destination. Its various web locations provide popular games for every gaming category and skill level. Players can also earn Flips and redeem them for prizes in 25 e-commerce categories.

Uproar Inc. is a leading interactive entertainment company. It operates a family of advertising-supported interactive entertainment sites, which make up the backbone of the Uproar Network, an extensive entertainment-based Internet advertising platform. Uproar Inc. sites include: uproar.com, a leading online entertainment destination offering games and game shows; iwin.com, a leading games-for-prizes and Internet lottery site; and amused.com, a site featuring humor and entertainment. With nearly 12 million unique users per month, the Uproar Network ranks among the Top-20 Web properties on the Internet. Headquartered in New York with offices in Los Angeles, San Francisco, London, Tel Aviv and Budapest, Uproar Inc. is publicly traded on the Nasdaq National Market system under the ticker symbol UPRO and on the European Association of Securities Dealers' Automated Quotation system (EASDAQ) under the ticker symbols UPRO and UPROrs.

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Uproar stockholders and any potential investors in Uproar are advised to read the tender offer statement and the solicitation/recommendation statement regarding the acquisition, which were filed with the Securities and Exchange Commission upon the commencement of the tender offer. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement contain important information, which should be read carefully before any decision is made with respect to the offer. Uproar stockholders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement when it is available and other documents filed by Flipside and Uproar with the SEC at the SEC's Web site at www.sec.gov (http://www.sec.gov). The tender offer statement and the solicitation/recommendation statement and these other documents may also be obtained by Uproar stockholders without cost to them from Flipside and Uproar.

For further information please contact Andrea Sarkisian of Vivendi Universal Interactive Publishing, 310-793-0600 x1115, andrea.sarkisian@havasint.com (mailto:andrea.sarkisian@havasint.com).